UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Blaize Holdings, Inc.

Full Name of Registrant

BurTech Acquisition Corp.

Former Name if Applicable

4659 Golden Foothill Parkway, Suite 206

Address of Principal Executive Office (Street and Number)

El Dorado Hills, California 95762

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Blaize Holdings Inc., a Delaware corporation (the “Company”), is unable to file, without unreasonable effort and expense, its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “2024 Annual Report”) by the April 1, 2025 filing date applicable to smaller reporting companies. On January 13, 2025, the Company consummated a business combination (the “Business Combination”) between BurTech Acquisition Corp. (“BurTech”), BurTech Merger Sub, Inc. and Blaize, Inc. (“Blaize”). The high level of complexities in integrating Blaize and accounting for the Business Combination resulted in a delay in the Company’s financial reporting and closing processes for the year ended December 31, 2024. As a result, the Company is still in the process of compiling required information to complete the 2024 Annual Report. Specifically, the former management of BurTech prior to closing of the Business Combination requires additional time to compile and verify the data required to complete the audited financial statements of BurTech for the year ended December 31, 2024. The Company anticipates that it will file the Annual Report no later than the fifteenth calendar day following the prescribed filing date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Harminder Sehmi	916	347-0050
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

Blaize Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2025	By:	/s/ Harminder Sehmi
		Name:	Harminder Sehmi
		Title:	Chief Financial Officer